UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED: JANUARY 31, 2012

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 001-12951

A.   Full title of the Plan and the address of the Plan, if
different from that of the issuer named below:

BUCKLE 401(k) PLAN

B.   Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

THE BUCKLE, INC.
2407 WEST 24TH STREET
P.O. BOX 1480
KEARNEY, NEBRASKA 68848-1480

BUCKLE 401(K) PLAN

REQUIRED INFORMATION

Plan financial statements and schedules are prepared in accordance with the financial reporting requirements of ERISA (Employee Retirement Income Security Act of 1974) and are included herein as listed in the table of contents below.

All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants of Buckle 401(k) Plan
Kearney, Nebraska

We have audited the accompanying statements of net assets available for benefits of the Buckle 401(k) Plan (“the Plan”) as of January 31, 2012 and 2011, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of January 31, 2012 and 2011, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of January 31, 2012 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic fiscal 2011 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP

Omaha, Nebraska
July 30, 2012

BUCKLE 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF JANUARY 31, 2012 AND 2011

	January 31,	January 31,
	2012	2011

ASSETS:
Participant directed investments at fair value	$56,030,906	$50,109,272

Receivables:
Notes receivable from participants	728,379	741,003
Participant contributions	-	881
Employer contributions	1,321,525	1,285,753
Total receivables	2,049,904	2,027,637

NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	58,080,810	52,136,909

Adjustments from fair value to contract value for fully benefit-
responsive stable value fund	(48,747)	-

NET ASSETS AVAILABLE FOR BENEFITS	$58,032,063	$52,136,909

See notes to financial statements.

BUCKLE 401(k) PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED JANUARY 31, 2012 AND 2011

	January 31,	January 31,
	2012	2011

ADDITIONS:
Investment income:
Net appreciation in fair value of investments	$3,241,834	$6,579,559
Interest and dividends	620,124	1,876,125
Net investment income	3,861,958	8,455,684

Contributions:
Participant contributions	4,096,482	3,498,784
Employer contributions	1,330,424	1,363,360
Total contributions	5,426,906	4,862,144

Interest income on notes receivable from particpants	36,678	40,665

DEDUCTIONS:
Benefits paid to participants	3,376,209	3,676,113
Administrative expenses	54,179	9,852
Total deductions	3,430,388	3,685,965

INCREASE IN NET ASSETS	5,895,154	9,672,528

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	52,136,909	42,464,381

End of year	$58,032,063	$52,136,909

See notes to financial statements.

BUCKLE 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED JANUARY 31, 2012 AND 2011

1.	DESCRIPTION OF THE PLAN

The following description of the Buckle 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the Plan Agreement for a more complete description of the Plan provisions. The Plan’s fiscal year ends on January 31. References to years in this report relate to fiscal years as defined below:

Fiscal Year	Year Ended

2011	January 31, 2012
2010	January 31, 2011

General — The Plan is a defined contribution plan covering, with certain specified exclusions, all employees working 1,000 hours or more per year who have one year of service and are at least age twenty. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended. It was established effective February 1, 1986, and last amended effective May 1, 2011. The Plan administrator is The Buckle, Inc. (the “Company”). Prior to May 1, 2011, Fidelity Investments (“Fidelity”) provided recordkeeping functions to the Plan, and Fidelity Management Trust Company served as the Plan trustee. Effective May 1, 2011, the Plan transferred its recordkeeping functions to Massachusetts Mutual Life Insurance Company (“Mass Mutual”) and State Street Bank and Trust Company became the Plan trustee.

Contributions — Participants may contribute from 1% to 75% of their eligible pay, as defined under the Plan. The Plan provides for the automatic enrollment of eligible participants at a deferral rate of 3% of eligible pay, unless the participant affirmatively elects otherwise. The Plan also provides for an automatic 1% annual increase in the deferral rate (up to a maximum deferral of 6% of eligible pay) for all participants who have been automatically enrolled in the Plan, unless the participant affirmatively elects otherwise. Participants are allowed to designate all or a portion of their contributions as Roth Contributions. The Company may contribute to the Plan at its discretion. In fiscal 2011 and 2010, the Company contributed 50% of employees’ contributions on deferrals up to 6% of their eligible pay. The Company contributions to the Plan were $1,330,424 and $1,363,360 during the years ended January 31, 2012 and 2011, respectively. Contributions are subject to certain Internal Revenue Code (“IRC”) limitations.

Participant Accounts — Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contributions and an allocation of the Company’s discretionary contribution and Plan earnings (losses) and is charged with withdrawals and administrative expenses. Allocations are based on participant earnings or account balances, as defined under the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account balance.

Investments — Participants direct the investment of all contributions into various investment options offered by the Plan.

Vesting — Participants are immediately vested in their voluntary contributions plus actual earnings (losses) thereon. The Company’s discretionary contributions vest over a six-year period, which is as follows:

Years of Service	Percent Vested

Less than two	0%
Two	20%
Three	40%
Four	60%
Five	80%
Six or more	100%

Participant Loans — Participants may borrow from their individual accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms range from one to five years or up to ten years for the purchase of a primary residence. The loans are secured by the vested balance in the participant’s account and bear interest at a rate established quarterly by the Plan administrator based on the published prime rate plus 1%. At January 31, 2012, interest rates on outstanding loans ranged from 4.25% to 10.50%. Principal and interest are paid ratably through bi-weekly payroll deductions.

Payment of Benefits — On termination of service, a participant may elect to receive a lump-sum amount equal to the value of his or her vested account.

Forfeited Accounts — At January 31, 2012 and 2011, forfeited non-vested account balances were $224,364 and $102,607, respectively. Forfeitures of terminated participants’ non-vested account balances are utilized to offset the Company’s discretionary matching contributions made during the plan year and to pay certain administrative expenses for the Plan. The amount utilized during fiscal 2011 and 2010 to fund a portion of the Company’s matching contribution was $110,000 and $83,284, respectively.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The financial statements of the Plan are prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Use of Estimates — The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties — The Plan utilizes various investment instruments, including mutual funds, a stable value fund, and common stock. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition — The Plan’s investments are stated at fair value. Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Shares of money market funds are stated at amortized cost, which approximates fair value. Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. The Buckle Stock Fund is valued at the per unit value of the assets held by the fund (including the closing price of common stock of The Buckle, Inc., as reported on the New York Stock Exchange on the last trading day of the plan year, plus the value of the uninvested cash position held by the fund).

The stable value fund is stated at fair value and then adjusted to contract value as described below. Fair value of the stable fund is the net asset value of its underlying investments, and contract value is principal plus accrued interest. The SAGIC Diversified Bond stable value fund invests principally in a diversified portfolio of fixed income securities from U.S. and foreign issuers, including corporate, mortgage-backed, and government and agency bonds; which are intended to maintain a constant net asset value. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. Contract value represents contributions made to the fund, plus credited earnings, less participant withdrawals.

In accordance with GAAP, the stable value fund is included at fair value in participant-directed investments in the statements of net assets available for benefits, and an additional line item is presented representing the adjustment from fair value to contract value. The statement of changes in net assets available for benefits is presented on a contract value basis.

The net appreciation (depreciation) in the fair value of investments is based on the fair value of the investments at the beginning of the year or cost, if purchased during the year. Net appreciation (depreciation) includes the Plan’s gains or losses on investments bought and sold as well as held during the year. Effective May 1, 2011, net appreciation also includes dividends received from The Buckle Inc. which impact the per unit value of The Buckle Stock Fund.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date.

Management fees and operating expenses charged to the Plan for investments in registered investment companies are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Notes Receivable from Participants — Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are recorded as distributions based on the terms of the Plan Agreement.

Administrative Expenses — Administrative expenses are paid by either the Company or the Plan, in accordance with the terms of the Plan Agreement.

Payment of Benefits — Benefit payments to participants are recorded upon distribution. There were no amounts allocated to accounts of persons who have elected to withdraw from the Plan, but have not yet been paid, as of January 31, 2012 or January 31, 2011.

New Accounting Pronouncements — In May 2011, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS, to improve the comparability of fair value measurements between statements presented in U.S. GAAP and IFRS. ASU 2011-04 clarifies the application of existing fair value measurement requirements including (1) the application of the highest and best use and valuation premise concepts, (2) measuring the fair value of an instrument classified in a reporting entity’s shareholders’ equity, and (3) quantitative information required for fair value measurements categorized within Level 3. ASU 2011-04 also provides guidance on measuring the fair value of financial instruments managed within a portfolio and application of premiums and discounts in a fair value measurement. In addition, ASU 2011-04 requires additional disclosure for Level 3 measurements regarding the sensitivity of fair value to changes in unobservable inputs and any interrelationships between those inputs. The amendments in this update are to be applied retrospectively and are effective for interim and annual reporting periods beginning after December 15, 2011. The adoption is not expected to have a material effect on the Plan’s financial statements.

3.	FAIR VALUE MEASUREMENTS

FASB ASC 820, Fair Value Measurements and Disclosures, provides a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value, as follows: Level 1, which refers to securities valued using unadjusted quoted prices from active markets for identical assets; Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available; and Level 3, which refers to securities valued based on significant unobservable inputs. Assets are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The Plan’s policy is to recognize significant transfers between levels at the beginning of the reporting period in which the transfer occurs.

Asset Valuation Techniques — The Buckle Stock Fund is valued at the per unit value of the assets held by the fund (including the closing price of common stock of The Buckle, Inc., as reported on the New York Stock Exchange on the last trading day of the plan year, plus the value of the uninvested cash position held by the fund) and is categorized as Level 1. Shares of mutual funds and money market mutual funds are valued at quoted prices that represent the net asset value of shares held on the last day of the plan year and are categorized as Level 1. Investments in stable value funds are categorized as Level 2 and are valued based on model-based pricing methods, utilizing observable market data as inputs, and broker dealer bids or quotes for securities with similar characteristics.

The following tables set forth by level within the fair value hierarchy a summary of the Plan’s investments measured at fair value on a recurring basis as of January 31, 2012 and 2011:

	As of January 31, 2012
	Active	Other	Significant
	Markets for	Observable	Unobservable
	Identical Assets	Inputs	Inputs
	(Level 1)	(Level 2)	(Level 3)	Total

Common stock	$15,767,560	$-	$-	$15,767,560

Mutual funds:
Fixed income funds	1,394,522	-	-	1,394,522
Lifecycle funds	27,249,769	-	-	27,249,769
Domestic stock funds	7,222,671	-	-	7,222,671
International stock funds	2,522,146	-	-	2,522,146
Total mutual funds	38,389,108	-	-	38,389,108

Stable value fund	-	1,874,238	-	1,874,238

Total	$54,156,668	$1,874,238	$-	$56,030,906

	As of January 31, 2011
	Active	Other	Significant
	Markets for	Observable	Unobservable
	Identical Assets	Inputs	Inputs
	(Level 1)	(Level 2)	(Level 3)	Total

Common stock	$12,318,658	$-	$-	$12,318,658

Mutual funds:
Money market funds	1,629,671	-	-	1,629,671
Fixed income funds	1,219,435	-	-	1,219,435
Lifecycle funds	25,947,432	-	-	25,947,432
Domestic stock funds	6,437,214	-	-	6,437,214
International stock funds	2,556,862	-	-	2,556,862
Total mutual funds	37,790,614	-	-	37,790,614

Total	$50,109,272	$-	$-	$50,109,272

During the years ended January 31, 2012 and 2011, there were no transfers in or out of Levels 1, 2, or 3. The Plan’s investment in a stable value fund (Level 2) was a new investment in fiscal 2011 and replaced the Plan’s previous investment in money market mutual funds (Level 1).

4.	INVESTMENTS

The following table presents the fair value of Plan investments that exceed 5% of net assets available for benefits as of January 31, 2012 and 2011:

	January 31,	January 31,
	2012	2011

Investments at fair value as determined by quoted market price:
The Buckle Stock Fund — The Buckle, Inc. (*)	$15,767,560	$12,318,658
Lifecycle fund:
T. Rowe Price Retirement 2020 Fund	3,677,671	**
T. Rowe Price Retirement 2030 Fund	9,975,108	**
T. Rowe Price Retirement 2040 Fund	7,939,268	**
T. Rowe Price Retirement 2050 Fund	4,549,551	**
Fidelity Freedom 2025 Fund (*)	**	2,716,907
Fidelity Freedom 2030 Fund (*)	**	5,432,143
Fidelity Freedom 2035 Fund (*)	**	4,361,917
Fidelity Freedom 2040 Fund (*)	**	3,356,973
Fidelity Freedom 2045 Fund (*)	**	4,349,648
Fidelity Freedom 2050 Fund (*)	**	3,741,855

(*) Represents a party-in-interest to the Plan.
(**) Fund was not included as an investment option in the plan as of the reporting date.

During the years ended January 31, 2012 and 2011, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $3,241,834 and $6,579,559, respectively, as follows:

	January 31,	January 31,
	2012	2011

Investments at fair value as determined by quoted market price:
Common stock	$3,648,152	$1,678,910

Mutual funds:
Fixed income funds	475	(10,506)
Lifecycle funds	(170,594)	3,617,571
Domestic stock funds	18,022	1,045,001
International stock funds	(295,283)	248,583
Total mutual funds	(447,380)	4,900,649

Investments at estimated fair value:
Stable value fund	41,062	-

Net appreciation in fair value	$3,241,834	$6,579,559

5.	STABLE VALUE FUND

The Plan has a fully benefit-responsive guaranteed investment contract (“GIC”) with Mass Mutual. Mass Mutual maintains the contributions in a separate investment account, which is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The GIC is included in the financial statements at fair value and then adjusted to contract value. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

Limitations on the Ability of the GIC to Transact at Contract Value — Certain events, such as Plan termination or a plan merger initiated by the Plan Sponsor, may limit the ability of the Plan to transact at contract value or may allow for the termination of the GIC at less than contract value. Plan management believes that the occurrence of events that may limit the ability of the Plan to transact at less than contract value is not probable.

Average Yields — Mass Mutual is contractually obligated to pay the principal and specified interest rate that is guaranteed to the Plan. The crediting interest rate is based on a formula agreed upon with Mass Mutual, but may not be less than 0%. Such interest rates are reviewed on a quarterly basis for resetting. The crediting rate of the contract will track current market yields on a trailing basis and was 2.75% as of January 31, 2012. The average annualized yield earned by the Plan and credited to participant accounts for the period from May 1, 2011 through January 31, 2012 was 3.18%.

6.	FEDERAL INCOME TAX STATUS

The Plan uses a volume submitter plan document sponsored by Mass Mutual. Mass Mutual received an opinion letter from the Internal Revenue Service (“IRS”), dated May 11, 2009, which states that the volume submitter document satisfies the applicable provisions of the IRC. The Plan itself has not received a determination letter from the IRS. The plan document has been amended since receiving the opinion letter. However, the Plan’s management believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income tax has been included in the Plan’s financial statements.

GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of January 31, 2012, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2008.

7.	PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan at any time subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts. The Company may direct the trustee either to distribute the Plan’s assets to the participants or to continue the trust and distribute benefits as though the Plan had not been terminated.

8.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Plan investments include The Buckle Stock Fund, which is invested primarily in the stock of The Buckle, Inc., the Plan sponsor, and, therefore, these investments and actual transactions qualify as party-in-interest. The Plan held 350,449 shares of The Buckle, Inc. common stock at January 31, 2012, and 344,558 shares at January 31, 2011, which had a cost basis of $6,412,030 and $5,611,880, respectively. Dividend income received by the Plan from its investment in the stock of The Buckle, Inc. was $1,024,345 and $1,074,423 for the plan years ended January 31, 2012, and 2011, respectively. Effective May 1, 2011, dividends received from The Buckle Inc., which impact the per unit value of The Buckle Stock Fund, have been included in the net appreciation of investments in the statement of changes in net assets available for benefits.

Fidelity Investments and Mass Mutual manage certain Plan investments. Fidelity Investments was the record keeper and trustee as defined by the Plan through May 1, 2011 and Mass Mutual was the record keeper from May 1, 2011 through January 31, 2012. Therefore, these transactions qualify as party-in-interest.

9.	SUBSEQUENT EVENTS

Effective February 1, 2012, the Plan was amended to change the plan year from a fiscal period ending on January 31 to a calendar year basis. Fiscal 2012 will be a short plan year for the period from February 1, 2012 through December 31, 2012.

******

BUCKLE 401(k) PLAN
EMPLOYER ID NO: 47-0366193
PLAN NO: 001

SUPPLEMENTAL SCHEDULE
FORM 5500, SCHEDULE H, PART IV, LINE 4(i) — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF JANUARY 31, 2012

	Column B	Column C	Column E
		Description of Investment:
		Including Maturity Date, Rate
	Identity of Issuer, Borrower,	of Interest, Collateral, and	Current
	Lessor, or Similar Party	Par or Maturity Value	Value

*	The Buckle, Inc. — The Buckle Stock Fund	1,545,638 units	$15,767,560
*	Stable Value Fund — SAGIC Diversified Bond Fund	178,220 shares	1,874,238
*	Bond Fund — Select PIMCO Total Return Fund	136,450 shares	1,394,522
*	Large Value Fund — Select Fundamental Value Fund	88,651 shares	936,155
	Large Blend Fund:
*	Select Indexed Equity Fund	31,290 shares	378,297
	Oppenheimer Rising Dividends Fund	79,114 shares	1,329,899
	Large Growth Fund — American Funds Growth Fund of America	65,547 shares	2,003,122
	Mid-Cap Value Fund — JP Morgan Mid Cap Value Fund	24,858 shares	609,526
	Mid-Cap Blend Fund — Northern Mid Cap Index Fund	21,703 shares	268,683
	Mid-Cap Growth Fund — Morgan Stanley Institutional Fund
	Trust Mid Cap Growth Portfolio	20,776 shares	710,139
	Small Value Fund — Invesco Van Kampen Small Cap Value Fund	21,247 shares	362,904
	Small Growth Fund — Baron Growth Fund	11,786 shares	623,946
	Foreign Fund:
	American Funds Europacific Growth Fund	58,347 shares	2,138,411
	Northern International Equity Index Fund	40,564 shares	383,735
	Lifecycle Fund:
	T. Rowe Price Retirement Income Fund	8,106 shares	108,131
	T. Rowe Price 2010 Fund	64,686 shares	1,000,040
	T. Rowe Price 2020 Fund	223,295 shares	3,677,671
	T. Rowe Price 2030 Fund	577,597 shares	9,975,108
	T. Rowe Price 2040 Fund	456,805 shares	7,939,268
	T. Rowe Price 2050 Fund	469,510 shares	4,549,551

		Maturing from April 2012 to
		March 2022; interest rates of
	Participant Loans	4.25% – 10.50%	728,379

			$56,759,285

*	Party-in-interest.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of The Buckle, Inc. Employee Benefits Committee have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

BUCKLE 401(k) PLAN

Date July 30, 2012	By:	/s/ Dennis H. Nelson
Dennis H. Nelson
President and Chief Executive Officer

EXHIBIT A

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-169286, Registration Statement No. 333-158379, Post-Effective Amendment No. 1 to Registration No. 333-133384, Post-Effective Amendment No. 2 to Registration Statement No. 333-70633, Post-Effective Amendment No. 2 to Registration Statement No. 333-70641, and Post-Effective Amendment No. 2 to Registration Statement No. 333-70643 on Form S-8 of our report dated July 30, 2012, appearing in this Annual Report on Form 11-K of the Buckle 401(k) Plan for the year ended January 31, 2012.

/s/ Deloitte & Touche LLP

Omaha, Nebraska
July 30, 2012